Molly Z. Brown Attorney at Law Direct Dial: 216.830.6813 mbrown@brouse.com

June 29, 2022

Attn: Mr. Austin Wood

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	ReAlpha Asset Management, Inc.

Offering Statement on Form 1-A

Post-qualification Amendment No. 1

Filed May 31, 2022

File No. 024-11523

Dear Mr. Wood:

We serve as counsel to Realpha Asset Management, Inc. (the “Company”). On behalf of the Company, we submit the following in response to your comments by letter, dated June 21, 2022. For convenience, we have reiterated each of your comments in bold and italics below.

Post Qualification Amendment to Offering Statement on Form 1-A Legal Proceedings

Massachusetts Consent Order, page 41

1.	Please revise your disclosure to include a description of the acts or practices that Massachusetts found violated the Massachusetts Uniform Securities Act and disclose whether you are in compliance with the consent order. Also include risk factor disclosure regarding the rescission and monetary damages you were required to pay from the Massachusetts consent order and any potential damages that you may be required to pay in the future for acts that may violate other state securities laws.

Concurrent with the filing of this letter, we filed an Offering Statement on Form 1-A POS, amendment no. 2. Included in Part II, Legal Proceedings is the following updated discussion of the Massachusetts Consent Order. We have excerpted it below:

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Division of Corporation Finance

Securities and Exchange Commission

June 29, 2022

Massachusetts Consent Order

We entered into a Consent Order (the “Order”) on April 15, 2022, with the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts (the “MSD”) following an investigation by the MSD into whether ReAlpha engaged in acts or practices that violated the Massachusetts Uniform Securities Act (the “Massachusetts Act”) and the regulations promulgated thereunder (the “Massachusetts Regulations”). ReAlpha did not admit or deny any of the findings of fact or law or allegations contained in the Order and the Order provides that it is not intended to form the basis of any disqualification under Section 3(a)(39) of the Securities Exchange Act of 1934, or Rules 504(b)(3) and 506(d)(i) of Regulation D, Rule 262(a) of Regulation A and Rule 503(a) of Regulation CF under the Securities Act of 1933.

Under the terms of the Order, ReAlpha is censured, barred from offering or selling securities in Massachusetts, and ordered to cease and desist from committing future violations of the Massachusetts Act and the Massachusetts Regulations. The Order also required ReAlpha to pay a $375,000 administrative fine and to make a rescission offer to each of the 14 Massachusetts investors who purchased ReAlpha common stock in its Regulation A offering. Those Massachusetts investors paid an aggregate amount of $19,500 to purchase their shares. ReAlpha has complied with the Order; seven of the fourteen Massachusetts investors elected rescission and ReAlpha has fully refunded such investors a total of $11,500. A copy of the Massachusetts Division of Securities Consent Order was filed with our Form 1-U on April 15, 2022 as Exhibit 6.5 thereto, and is an Exhibit 99.1 hereto. For information on the acts, which are summarized by the Commonwealth of Massachusetts in the Consent Order, we refer you to Exhibit 99.1. ReAlpha did not admit or deny any of the findings of fact or law summarized in the Consent Order.

Additionally, we have updated language in the Part II, Legal Proceedings, “Ohio Subpoena” to provide as follows:

At this time, we do not have sufficient information to be able determine whether we will have to pay any damages in the future for acts that may violate Ohio or any other state securities laws. Accordingly, we are unable to estimate the reasonably possible loss or range of reasonably possible loss arising from these investigations.

Additionally, we have updated the Part II, Risk Factor disclosure under the heading “We may be required to offer rescission to purchasers of common stock." For your convenience we have excerpted it below:

We may be required to offer rescission to purchasers of common stock.

Prior to the qualification of our Offering Statement by the Securities and Exchange Commission, certain required notices under state law and related filing fees were not timely made due to an error made in connection with preparation of such notices and related filings. During this period, our website included a reference to our Regulation A offering and provided viewers with the opportunity to join a waitlist. No sales were made prior to our qualification by the SEC. If our website during the qualification period were to be determined by securities regulators to not have satisfied Regulation A or state securities laws with regard to securities offers before qualification, this would have adverse consequences for us.

Division of Corporation Finance

Securities and Exchange Commission

June 29, 2022

To comply with the terms of a Consent Order we entered into with the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts (see “OUR BUSINESS – Legal Proceedings” on page 41), we were obligated to pay a $375,000 fine and make a rescission offer to the fourteen Massachusetts investors that have purchased our shares in this Offering. This offer of rescission was made on April 29, 2022. The parties receiving the notice had until May 29, 2022, to respond and accept the rescission offer. Seven of the fourteen investors elected to accept the rescission offer, and the Company fully refunded such investors in compliance with the Consent Order, representing $11,500 in aggregate refunds for the $19,500 sales to investors in Massachusetts. This offer was made intrastate in Massachusetts pursuant to an order providing for how it was to be carried out, to the 14 investors from Massachusetts. The offer was subject to an exemption pursuant to Section 4(a)(2) of the Securities Act, as amended. For additional information about the terms of the Consent Order, see Exhibit 99.1.

Should other states take regulatory actions, we could be required to make additional rescission offers due to the late filing of notice and/or could be required to pay additional fees or fines. As a result of these regulatory matters, we are subject to increased litigation risk and could have class actions or derivative suits filed against us, which could impact our ability to effectuate our business plan and the value of our common stock. As of the date of this filing, we sold approximately $4.468 million from sources other than our parent company. We are working to cooperate with securities regulators and endeavor to ensure compliance going forward.

The JOBS Act did provide for federal preemption, but it did provide the states with a right to receive a notice filing and a fee. The various states interpret the limits placed upon them due to federal preemption differently, in the absence of fraud. Federal preemption, however, does not prohibit the states from regulating fraud against investors.

Tennessee, for example, sent the Company a warning letter for the late filing, but indicated at this time it was not taking any further action. A number of states, such as Connecticut, Florida, New Jersey, North Carolina, Georgia, Alabama, Hawaii, Kansas and Alaska have no filing requirement for the federal covered security that the common stock constitutes, and so no notice violation with respect to those jurisdictions is presented. Additionally, certain states, namely, Mississippi, Missouri, Utah, have late filing fees and we have complied with that requirement and received no further correspondence from them to date. At this time, we do not have sufficient information to reasonably estimate a range of possible loss for any acts that we could be required to pay damages for. Furthermore, we do not have sufficient information to know if any other consequences could occur.

Division of Corporation Finance

Securities and Exchange Commission

June 29, 2022

2.	We note your disclosure that to comply with the terms of the consent order you were obligated to make a rescission offer to 14 Massachusetts investors that purchased your shares in the offering and that these investors had until May 29, 2022 to respond and accept the rescission offer. Please describe the status of the rescission offer and the amount paid in connection with the offer. Also disclose the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available for the rescission offer. If the rescission offer was conducted under an exemption from registration, please also provide appropriate disclosure as required by Item 6 of Part I of Form 1-A.

Concurrent with the filing herewith, we filed an update to our filing and updated our disclosure. Specifically, we updated the risk factor section for the risk factor “We may be required to offer rescission to purchasers of common stock,” which is referenced in the discussion above to add the following language:

Seven of the fourteen investors elected to accept the rescission offer, and the Company fully refunded such investors in compliance with the Consent Order, representing $11,500 in aggregate refunds for the $19,500 sales to investors in Massachusetts. This offer was made intrastate in Massachusetts pursuant to an order providing for how it was to be carried out, to the 14 investors from Massachusetts. The offer was subject to an exemption pursuant to Section 4(a)(2) of the Securities Act, as amended. For additional information about the terms of the Consent Order, see Exhibit 99.

Additionally, the following sentence was added in Part II, Legal Proceedings under the heading “Massachusetts Consent Order”:

ReAlpha has complied with the Order; seven of the fourteen Massachusetts investors elected rescission and ReAlpha has fully refunded such investors a total of $11,500.

We also updated Item 6 of Part I of Form 1-A to reflect that the rescission offer was exempt under Section 4(a)(2) due to the limited number of investors involved and the limited scope of the investors that the offer was made too.

General

3.	Please file an updated auditor consent dated within 30 days of the filing as an exhibit.

Concurrent with the filing herewith, the Company filed Post-Qualification Amendment No. 2 to the Form 1-A POS which, includes a revised consent to reflect the correct reporting date and period covered for the fiscal year ended April 30, 2021.

Should you have any questions please do not hesitate to contact me at 216-830-6813.

Sincerely,

/s/ Molly Z. Brown
Molly Z. Brown

cc:	Bridgette Lippmann